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SEC FILE NUMBER
8-70396

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carta Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One World Trade Center, 81st Floor
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BASILIOS TAKOS (718) 909-4986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adrian Facini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]

Signature

Chief Executive Officer

Title

[Signature]

PRIYA RAVISHANKAR
My Commission Expires
November 10, 2025

STATE OF NOTARY PUBLIC NEW JERSEY

Notary Public

*This report ** contains (check all applicable boxes):*

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Carta Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Carta Capital Markets, LLC, (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2020.

Woodbury, NY
February 25, 2021

Carta Capital Markets, LLC
(A Wholly Owned Subsidiary of eShares, Inc. dba Carta, Inc.)
Statement of Financial Condition
December 31, 2020

ASSETS

Assets		
Cash	$	12,311,880
Prepaid expenses		120,253
Total assets	$	12,432,133

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Payable to parent	$	3,633,961
Accounts payable		24,138
Accrued expenses		218,014
Total liabilities		3,876,113
Member's equity		8,556,020
Total liabilities and member's equity	$	12,432,133

The accompanying notes are an integral part of the financial statement

1. Nature of Business

Carta Capital Markets, LLC ("the Company") was organized in Delaware as a limited liability company in June 2019. The Company is owned by its sole member, eShares, Inc. dba Carta, Inc. (the "Parent") and is under common control with other related entities. The liability of the member for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company operates an alternative trading system ("ATS") for (i) secondary transactions in private equity securities and (ii) private placement of securities. The Company also operates a cash management account and bank sweep program. The Company's headquarters and principal place of business is in New York City, New York.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA") as approved on July 20, 2020. The Company is subject to regulation by the SEC and FINRA regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation:

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), as set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates:

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. The Company bases its estimates on assumptions management believes to be reasonable under the circumstances, which impacts the carrying value of assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents:

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2020. The Company's cash is held in two financial institutions in non-interest-bearing accounts which, at times, may exceed federally insured limits. At December 31, 2020 the amount in excess of federally insured limits is approximately $12 million.

2. Summary of Significant Accounting Policies (continued)

Income Taxes:

On December 18, 2019, the FASB issued Accounting Standards Update ("ASU") 2019-12, which modifies Accounting Standards Codification ("ASC") Topic 740, Accounting for Income Taxes ("ASC 740") to simplify the accounting for income taxes. The ASU amends the guidance to specify that an entity is not required to allocate income tax expense to a legal entity that is both not subject to tax and disregarded by the taxing authority, but an entity may elect to do so. This guidance also clarifies that deferred taxes for single member limited liability companies in their standalone Statement of Financial Condition is no longer required.

The Company has elected to early adopt the guidance in ASU 2019-12. The Company is a disregarded entity and not subject to income tax for federal or state purposes. The Company's operating results are included in the federal, state and local income tax returns filed by its Parent. As such, and in accordance with ASU 2019-12, the Company has not recorded any deferred taxes.

The Company has adopted the authoritative guidance under ASC No. 740, "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company.

As of December 31, 2020, the Company determined that it had no uncertain tax positions which affected its financial position and will continue to evaluate for uncertain tax positions in the future.

Recently Issued Accounting Pronouncements:

In August 2014, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326): Measurement of Credit Losses on Financial Instruments which updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including loans and debt securities. For short-term account receivables, the new guidance requires a current expected credit loss (CECL) approach to determine the allowance for credit losses. CECL requires loss estimates for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. The update requires an entity to estimate the credit losses expected over the life of the asset. The estimate of the expected credit losses and subsequent changes in the estimate is reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The guidance is effective for the Company on January 1, 2020 with a cumulative-effect

2. Summary of Significant Accounting Policies (continued)

adjustment to member's equity as of the beginning of the year of adoption. The Company adopted the provisions of this guidance on January 1, 2020 and the adoption has no impact on its Statement of Financial Condition.

In February 2016, the FASB issued ASU 2016-02, Leases, which establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. The new standard also requires disclosures that provide additional information on recorded lease arrangements. In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which provides an optional transition method that allows entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of member's equity in the period of adoption. The Company adopted the provisions of this guidance, on January 1, 2020 and the adoption has no impact on its Statement of Financial Condition since the Company is not a party to any lease agreement.

3. Net Capital Requirement

The Company is a registered broker-dealer and subject to the SEC Uniform Net Capital Rule 15c3-1 and reports under the alternate method, which requires the Company to maintain a minimum net capital equal to the greater of 2% of aggregated customer-related debit items in the customer reserve computation under SEA Rule 15c3-3 or $250,000. At December 31, 2020, the Company's net capital was $8,435,767, which was $8,185,767 in excess of its minimum net capital requirement of $250,000.

4. Computation for Determination of Reserve Requirements and Possession or Control

The Company is subject to the Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934. As of December 31, 2020, the Company's revenue generating operations had not yet commenced. Therefore, the Company did not hold any customer cash and was not required to segregate cash in a Special Reserve Bank Account for the Exclusive Benefit of Customers.

5. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect costs be allocated to the Company and recorded on a monthly basis. Direct expenses consist of personnel salary cost based on a percentage of Parent employee time and headcount dedicated to Company activities. Indirect expenses include rent, technology,

5. Related-Party Transactions (continued)

professional fees, and insurance based on a pre-agreed amount outlined in the expense sharing agreement, which is calculated based on pro-rata headcount. Management considers such allocation methodology as appropriate to reflect the cost incurred by the Parent that benefits the Company. As a result of the expense sharing agreement as well as certain direct expense payments made by the Parent on the Company's behalf, the Company has a payable to its Parent of $3,633,961 as of December 31, 2020. The Company's financial position could differ from those that would have been obtained if these entities were unrelated.

6. Commitments, Contingencies, and Uncertainties

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position of the Company.

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally resulting in an overall decline in economic activity. The ultimate impact of COVID-19 on the financial position of the Company is not reasonably estimable at this time.

7. Fair Value of Assets and Liabilities

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include Cash, Prepaid expenses, Accounts payable, and Accrued expenses. The carrying amounts reported in the Statement of Financial Condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company evaluated subsequent events through the date the financial statements were available to be issued and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes except for the following. On February 11, 2021 the parent made an additional capital contribution to the Company in the amount of $12 million.